UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share (represented by American Depositary Shares)

(Title of Class of Securities)

528877103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS OceanLink Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,310,492
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,310,492
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,310,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.2%
12	TYPE OF REPORTING PERSON (See Instructions)	IA

CUSIP No. 528877103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Richard Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,310,492
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,310,492

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,310,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.2%
12	TYPE OF REPORTING PERSON (See Instructions)	HC; IN

CUSIP No. 528877103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Di Fan Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,310,492
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,310,492

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,310,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.2%
12	TYPE OF REPORTING PERSON (See Instructions)	HC; IN

CUSIP No. 528877103	Page 5 of 8 Pages

ITEM 1(a).	NAME OF ISSUER

LexinFintech Holdings Ltd. (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People’s Republic of China

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Richard Li, Di Fan Shen and OceanLink Management Ltd., an Ontario corporation (“OceanLink” and, together with Mr. Li and Mr. Shen, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 2 Bloor Street West, Suite 1702, Toronto, Ontario M4W 3E2, Canada.

ITEM 2(c).	CITIZENSHIP

OceanLink is a corporation organized under the laws of Ontario, Canada, and each of Mr. Li and Mr. Shen is a citizen of Canada.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, par value $0.0001 per share, of the Issuer (“Ordinary Shares”), represented by American depositary shares of the Issuer (“ADSs”).

ITEM 2(e).	CUSIP NUMBER

CUSIP number 528877103 has been assigned to the ADSs, which are quoted on The NASDAQ Global Market under the symbol “LX.” Each ADS represents two Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 528877103	Page 6 of 8 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by each Reporting Person: 26,310,492 Ordinary Shares.

(b)	Percent of class beneficially owned by each Reporting Person: 10.2%.

(c)	Number of shares as to which OceanLink has (i) the sole power to vote or direct the vote of: 26,310,492; (ii) the shared power to vote or to direct the vote of: 0; (iii) the sole power to dispose or to direct the disposal of: 26,310,492; and (iv) the shared power to dispose or to direct the disposal of: 0.

Number of shares as to which each of Mr. Li and Mr. Shen has (i) the sole power to vote or direct the vote of: 0; (ii) the shared power to vote or to direct the vote of: 26,310,492; (iii) the sole power to dispose or to direct the disposal of: 0; and (iv) the shared power to dispose or to direct the disposal of: 26,310,492.

The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 258,690,272 Ordinary Shares issued and outstanding as of December 31, 2019, as reported in the most recent annual report of the Issuer on Form 20-F for its fiscal year ended December 31, 2019.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Certain funds and accounts managed by OceanLink have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares, including Cassini Partners, L.P., which has an interest relating to more than 5% of the outstanding Ordinary Shares.

CUSIP No. 528877103	Page 7 of 8 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 528877103	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 2, 2021

OceanLink Management Ltd.

By:	/s/ Richard Li
Richard Li
Director

Richard Li

/s/ Richard Li
Richard Li

Di Fan Shen

/s/ Di Fan Shen
Di Fan Shen

CUSIP No. 528877103

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 2, 2021, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of Class A ordinary shares of LexinFintech Holdings Ltd., a Cayman Islands exempted company, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

OceanLink Management Ltd.

By:	/s/ Richard Li
Richard Li
Director

Richard Li

/s/ Richard Li
Richard Li

Di Fan Shen

/s/ Di Fan Shen
Di Fan Shen

CUSIP No. 528877103

Exhibit 2

CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Di Fan Shen and Lan Zhang, each acting singly, to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of LexinFintech Holdings Ltd., a Cayman Islands exempted company. The authority of Di Fan Shen and Lan Zhang under this Statement shall continue until the undersigned is no longer required to file any of Forms 3, 4 and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of LexinFintech Holdings Ltd., unless earlier revoked in writing. The undersigned acknowledges that Di Fan Shen and Lan Zhang are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated: February 2, 2021	/s/ Richard Li
Richard Li

CUSIP No. 528877103

Exhibit 3

CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Richard Li and Lan Zhang, each acting singly, to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of LexinFintech Holdings Ltd., a Cayman Islands exempted company. The authority of Richard Li and Lan Zhang under this Statement shall continue until the undersigned is no longer required to file any of Forms 3, 4 and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of LexinFintech Holdings Ltd., unless earlier revoked in writing. The undersigned acknowledges that Richard Li and Lan Zhang are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated: February 2, 2021	/s/ Di Fan Shen
Di Fan Shen